April 28, 2025

Donna Blackman
Chief Financial Officer
Stride, Inc.
11720 Plaza America, 9th Floor
Reston, VA 20190

       Re: Stride, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2024
           File No. 1-33883
Dear Donna Blackman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of the Years Ended June 30, 2024 and 2023, page 51

1. For all periods presented, please disclose how the changes in revenue estimates discussed on pages 66 and 68 impacted reported income. Also describe any known trends or uncertainties related to the changes in revenue estimates that are reasonably likely to have a material favorable or unfavorable impact on income. Refer to Item
       303(a) and (b)(2) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 28, 2025
Page 2

       Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Greer McMullen, General Counsel